Exhibit 23.1

Consent of Independent Registered Public Accounting Firm
The Plan Administrator
Aetna 401(k) Plan:
We consent to the incorporation by reference in the registration statement (No. 333‑124619) on Form S-8 of Aetna Inc. of our report dated June 28, 2018, with respect to the statements of net assets available for benefits of the Aetna 401(k) Plan as of December 31, 2017 and 2016, the related statement of changes in net assets available for benefits for the year ended December 31, 2017, and the related notes (collectively, the “financial statements”), and the supplemental Schedule H, line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2017, which report appears in the December 31, 2017 annual report for Form 11-K of the Aetna 401(k) Plan.
/s/KPMG LLP

Hartford, Connecticut
June 28, 2018